EX 99.2

Certified Resolutions

I, David J. Shladovsky, Secretary of Kayne Anderson Midstream/Energy Fund, Inc. (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company, (the “Board”), including a majority of the Directors who were not “interested persons” of the Company, at a meeting of the Board held on October 18, 2010:

Approval Of Fidelity Bond of Fund For One-Year Term (under Rule 17g-1)

WHEREAS, the Board of Directors has determined that the Company should obtain fidelity bond coverage in the amount sufficient to cover the minimum legal requirements pertinent to the Company as required by the 1940 Act;

RESOLVED, that the Company obtain a fidelity bond in substantially the form presented to the Board of Directors, covering each officer and employee of the Company, as defined in the bond, against larceny and embezzlement;

FURTHER RESOLVED, that such fidelity bond be, and it hereby is, approved with consideration having been given to the coverage of the bond in view of the assets of the Company to which covered persons may have access, the type and terms of the custody arrangements, and the nature of the Company’s portfolio securities; and

FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Company, or other appropriate officers of the Company, are hereby authorized, empowered and directed to make such filings with the SEC and give such notices as may be required pursuant to Rule 17g-1 under the 1940 Act.

December 20, 2010	/s/ David J. Shladovsky
David J. Shladovsky, Secretary